May 8, 2020

Confidential

Ms. Asia Timmons-Pierce

Ms. Sherry Haywood

Mr. Kevin Stertzel

Mr. Ernest Greene

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leading Ideal Inc. (CIK No. 0001791706)
Response to the Staff’s Comments on the
Draft Registration Statement on Form F-1
Confidentially Submitted on March 13, 2020

Dear Ms. Timmons-Pierce, Ms. Haywood, Mr. Stertzel, and Mr. Greene:

On behalf of our client, Leading Ideal Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 27, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 13, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibit via EDGAR to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included in the Revised Draft Registration Statement (i) its unaudited consolidated financial statements as of and for the three months ended March 31, 2020 and related disclosure and (ii) other disclosure to reflect recent developments.

Draft Registration Statement on Form F-1 Filed on March 13, 2020

21. Convertible Redeemable Preferred Shares and Warrants
Accounting for Preferred Shares, page F-52

1.              We note your response to comment one in our letter dated January 31, 2020. Please also remove the references to the “independent valuation firm” and “independent valuation advice” from pages 95, 96 and F-31.

In response to the Staff’s comments, the Company has revised the disclosure on pages 98, 100, and F-31 of the Revised Draft Registration Statement to remove the references.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Walter Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (10) 6533-2955 or via email at walter.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Xiang Li, Chief Executive Officer, Leading Ideal Inc.

Yanan Shen, President, Leading Ideal Inc.

Tie Li, Chief Financial Officer, Leading Ideal Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP